Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under

Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, September 14, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on September 13, 2022, it granted share options under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”) and conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on selected peer group companies. The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

HUTCHMED granted share options under its Share Option Scheme to three employees to subscribe for a total of 1,750,000 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) represented by 350,000 American Depositary Shares (“ADSs”) (each equivalent to five Ordinary Shares) subject to the acceptance of the grantee.  Details of such share options granted are as follows:

Date of grant	:	September 13, 2022
Exercise price of share options granted	:

US$13.14 per ADS (equivalent to HK$20.50 per Ordinary Share at the conversion rate HK$7.8=US$1) (such exercise price has been determined by reference to the price of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (“HKEX”))

Number of share options granted	:	1,750,000 represented by 350,000 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of Ordinary Shares at HKEX on the date of grant	:	US$13.14 per ADS (equivalent to HK$20.50 per Ordinary Share at the conversion rate HK$7.8=US$1)
Validity period of the share options	:	From September 13, 2022 to September 12, 2032
Vesting period of the share options	:	The share options will vest at 25% on each of the first, second, third and fourth anniversaries of the date of grant of the share options.

At the same time, HUTCHMED also granted two employees of the Group with non-performance based LTIP Awards and 135 employees of the Group with performance-based LTIP Awards.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury	+1 (917) 570 7340 (Mobile) | bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) | HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) | HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500